April 25, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Rufus Decker, Accounting Branch Chief
Office of Beverages, Apparel and Mining

Re:	Hi-Crush Partners LP
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-35630

Ladies and Gentlemen:
This letter is in response to your letter dated April 11, 2017 setting forth comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Hi-Crush Partners LP’s (the “Registrant”) Form 10-K for the year ended December 31, 2016 filed on February 21, 2017 (the “Form 10-K”).
The following numbered paragraphs repeat the comments from the Comment Letter for your convenience, followed by the Registrant’s responses to those comments. All references to page numbers and notes are to the Form 10-K unless otherwise indicated.
Form 10-K for Fiscal Year Ended December 31, 2016
Consolidated Financial Statements
Consolidated Statements of Operations, Page F-4

1.
Please present on the face of your statements of operations the amount of net income (loss) attributable to the general partner and the amount attributable to the limited partners. Refer to SAB Topic 4:F.

Response: The Registrant respectfully notes that, as noted in the first paragraph of Note 1. Business and Organization, the general partner owns a non-economic 0% interest in the Registrant. As a result, no amount of net income (loss) is attributable to the general partner and 100% of the net income (loss) presented on the statement of operations attributable to the Partnership is also attributable to the limited partners. This presentation is outlined in the first paragraph on page F-22, of Note 11. Equity, which states that:

“Our partnership agreement contains provisions for the allocation of net income and loss to the unitholders and our General Partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage ownership interest. Normal allocations according to percentage interests are made after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to our sponsor.”

Note 4. Business Combinations, page F-12

2.
It appears the net assets of Hi-Crush Augusta and Hi-Crush Blair may have been transferred to you in dropdown transactions accounted for as common control transactions. It also appears that the earnings (losses) related to the transferred net assets before the date of these dropdown transactions were allocated to non-controlling interests, rather than to the general partner. Please provide us with your GAAP basis for this treatment. Refer to ASC 260-10-55-111.

Response: The Registrant notes the Staff’s comment regarding how income and losses generated by dropdown assets are allocated across the Registrant’s classes of equity.

The Registrant respectfully directs your attention to the annual net income (loss) line items within the statement of partners’ capital on Page F-6. During the fiscal years ended December 31, 2014, 2015 and 2016, the non-controlling interest was allocated income of $955 thousand, $145 thousand and a loss of $99 thousand, respectively. The Registrant notes that such allocations do not represent the income or allocations attributable to drop down assets, but rather such allocations represent the income attributable to the sponsor’s remaining 2% interest held in Hi-Crush Augusta LLC.

The response to comment #1 above notes that no amount of earnings (losses) are allocated to the general partner as the general partner owns a non-economic 0% interest in the Registrant.

The Registrant also respectfully directs your attention to its accounting policy for Net Income per Limited Unit on page F-11, which states in part that “The amounts of incremental income or losses recast to periods prior to the Augusta Contribution and Blair Contribution are excluded from the calculation of net income per limited partner unit.” As a result, in accordance with ASC 260-10-55-111, the Registrant’s previously reported earnings per unit of the limited partners for periods before the date of dropdown transactions are not changed or recasted as a result of any drop down transactions. As such, any such incremental earnings (losses) during periods before the date of the dropdown transactions are included in the capital account of the general partner for purposes of calculating net income per limited partner unit.

In future filings, the Registrant will add an additional sentence to more clearly state that “The Partnership's historical financial information has been recast to combine Blair, Whitehall and Other Assets for all periods presented. The amounts of incremental income or losses recast to periods prior to the Blair Contribution and Whitehall Contribution are excluded from the calculation of net income per limited partner unit."

3.
In presenting the recast financial results on pages F-14 and F-15, please also reconcile from the net income (loss) amounts presented to net income (loss) attributable to limited partner units. Please also explain why net income (loss) per limited partner unit on a historical basis differs from that shown on a recast basis. Refer to ASC 260-10-55-111.

Response: The Registrant respectfully notes the Staff’s comment regarding its presentation of recast financial results in Note 4. Business Combinations. The Registrant has included this table to provide the financial statement user with a reconciliation of previously reported financial results (Partnership Historical column) to amounts the currently reported financial results (Partnership Recast column), taking into account the recast impact of including drop down assets.

The Registrant respectfully notes that in May 2017, the Registrant plans to file a Form 8-K to recast its Form 10-K as a result of its March 2017 acquisition of certain assets from its sponsor (the “Whitehall drop down”). Within that filing, the Registrant will add an additional line item to reconcile the previously reported net income (loss) attributable to limited partner units (as utilized for purposes of calculating earnings per unit), to the amount of net income (loss) attributable limited partner units (as presented on a recast basis). This line item will be included in the third line item of the table.

The Registrant respectfully notes that as noted in its response to Comment #2, in accordance with ASC 260-11-55-111, the Registrant’s historical net income (loss) per limited partner unit is not changed or recast as a result of any drop down transaction. As a result, the per unit amounts included in the recast column are not the amounts presented on the statement of operations, but rather serve as a supplemental calculation for the financial statement user.

In future filings, the Registrant will update the labels of the table to more clearly state that the amounts are supplemental in nature.

Note 11. Equity, Page F-21

4.
You indicate the incentive distribution rights are treated as participating securities and may be transferred by your Sponsor at any time. If the incentive distribution rights represent a separate class of limited partner interest, please tell us your basis in GAAP for combining the general partner interests and incentive distribution rights in your statements of partners’ capital on page F-6.

Response: The Registrant respectfully notes the Staff’s comment regarding its presentation of incentive distribution rights activity within the general partner column of its statements of partners’ capital. In accordance with ASC 505-10-50-2, the Registrant discloses changes in each class of equity both through its statement of partners’ capital on Page F-6, as well as through its footnote disclosures in Note 11. Equity, which states the following:

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (ranging from 15.0% to 50.0%) of quarterly distributions from operating surplus after minimum quarterly distribution and target distribution levels exceed $0.54625 per unit, per quarter. Our sponsor currently holds the incentive distribution rights, but may transfer these rights at any time.

Allocations of Net Income

Our partnership agreement contains provisions for the allocation of net income and loss to the unitholders and our General Partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage ownership interest. Normal allocations according to percentage interests are made after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to our sponsor.

During the year ended December 31, 2016, no income was allocated to our holders of incentive distribution rights. During the years ended December 31, 2015 and 2014, $2,622 and $863 was allocated to our holders of incentive distribution rights.

Given that the general partner owns both a 0% non-economic interest and the incentive distribution rights, we have elected to include the 0% income allocation and any incentive distribution rights allocations within the general partner column of the statement of partners’ capital, with the supplemental disclosure included in Note 11. Equity. If the general partner were to transfer the incentive distribution rights in future periods, the Registrant will include a separate column within the statement of partners’ capital to account for any such activity which would no longer be attributable to the general partner.

5.
Please revise the notes to your financial statements to include reconciliations of the numerators and denominators used in computing basic and diluted earnings per limited partner unit for each period presented in your consolidated statements of operations. Refer to the disclosure requirements in ASC 260-10-50-1(a).

Response:
The Registrant respectfully notes that when filing the aforementioned Form 8-K for the Whitehall drop down, it will revise Note 11. Equity, as follows:

•
Within the last table on Page F-22, a second line will be added entitled “Potentially dilutive common units” which will reconcile the basic to diluted units outstanding in that table. In addition, the Registrant will specifically quantify that number of units within the current narrative disclosure of the Whitehall drop down.

•	The following sentence will be added to the final paragraph on Page F-22 to quantify the dilutive effect of the Class B units during the fiscal year ended December 31, 2014:

◦
“The sponsor was entitled to receive a per unit distribution on the newly converted common units for the second quarter of 2014 in an amount equal to the per unit distribution to be paid to all the common and subordinated units for the same period. As a result, this distribution was deducted from the calculation of limited partners' interest in net income for the year ended December 31, 2014. In addition, the dilutive effect of 2,332,503 Class B units were included in our calculation of diluted earnings per unit through August 15, 2014.”

•	At the end of the first paragraph of Page F-23, the Registrant will update the disclosure as bolded below, which will specifically quantify the dilutive effect of awards granted:

◦
“Diluted earnings per unit for the years ended December 31, 2015 and 2014, includes the dilutive effect of 191,890 and 81,017, respectively, of awards granted and outstanding at the assumed number of units which would have vested if the performance period had ended at the end of the respective periods.

•	On Page F-23, the Registrant will also include tables for the 2015 and 2014 reconciliation of net loss and assumed allocations of net loss under the two-class method.

Please refer to Appendix A for a draft of the revised disclosure.

Report on Form 8-K dated February 23, 2017
Item 1.01 Entry into Material Definitive Agreement

6.
You disclose that you entered into a membership interest purchase agreement to acquire all of the membership interests in Permian Basin Sand Company for a purchase price of $275 million of which up to $75 million may be paid in the form of newly-issued common units representing your limited partnership interests. You also disclose on page 1 of Exhibit 99.4 that you will account for this transaction as the acquisition of an asset. Please tell us why you believe it is appropriate to account for this transaction as the acquisition of an asset, rather than the acquisition of a business. Refer to the guidance outlined in ASC 805-10-55-4 through 55-9.

Response: The Registrant respectfully notes the Staff’s comment regarding the classification of the acquisition of Permian Sand Basin Company LLC (“Permian Basin Sand”) as an asset acquisition. In connection with the acquisition, the Registrant reviewed the guidance outlined in ASC 805-10-55-4 through 55-9 and concluded that Permian Basin Sand did not constitute a business.

Substantially all of the fair value of the transaction was associated with the acquired reserves. In addition to the reserves, the seller entered into a customer contract to sell sand, assuming a production facility is constructed to mine the reserves by October 1, 2017. The contract was signed less than two weeks prior to our signing of the Purchase Agreement at market terms, meaning that the value of the contract was not assumed to be above or below current fair market value. The contract is connected to the reserves, and thus it cannot be used separately from the single identifiable asset - the reserves.
We reviewed the framework for inputs, substantive processes and other considerations included in paragraph 5D of the guidance. As Permian Basin Sand has no employees, even if inputs and substantive processes were deemed to be in place, there are not any employees or workforce capable of converting the reserves into output. In addition, there is no production facility capable of converting the reserves into output. Without the facility, the reserves are unable to be used as frac sand.
In addition, we also reviewed the framework relevant to revenue generating outputs before and after the transaction, as outlined in paragraph 5E of the guidance. Given that Permian Basin Sand has yet to generate any revenues, this framework is not applicable. We also reviewed paragraph 5F which states that any assumed contractual arrangements should be excluded from the requirements in 5E. As a result, we do not view the contract as a key component in determining whether any processes have been acquired.

Exhibit 99.4 Pro Forma Condensed Combined Financial Statements
Pro Forma Condensed Combined Statements of Operations

7.
Please present on the face of your pro forma statements of operations the amount of net income (loss) attributable to the general partner and the amount attributable to the limited partners. Refer to SAB Topic 4:F.

Response: The Registrant respectfully notes that the general partner owns a non-economic 0% interest in the Registrant, such that no amount of net income (loss) is attributable to the general partner during any such period. All of the net income (loss) presented on the statement of operations attributable to the Partnership is also attributable to the limited partners.
Note 2. Pro Forma Adjustments and Assumptions

8.
You disclose in footnote (f) that for purposes of preparing the pro forma combined condensed balance sheet, you have estimated the preliminary fair value of the contingent consideration to be $0. You also disclose that the actual amount of contingent consideration will be based upon achievement of certain adjusted EBITDA levels in fiscal periods ending December 31, 2017 and 2018. Since it appears the amount of contingent consideration is subject to change, please revise to provide a sensitivity analysis disclosing how this amount could change and impact your consolidated balance sheet in the event that the required adjusted EBITDA levels are attained.

Response: The Registrant respectfully notes the Staff’s comment regarding its valuation of contingent consideration associated with the Whitehall drop down. The Registrant is in the process of completing its valuation of the liability and related disclosures therein, and will incorporate such changes into a revised and amended filing of the Form 8-K, as well as include such sensitivities within its upcoming 10-Q filing for the first quarter ended March 31, 2017. Within such disclosures, the Registrant will include a sensitivity analysis of how this amount could change in future periods once the measurement period is concluded and actual results are compared to the payout thresholds. Due to the common control nature of this transaction, any differences between the estimated fair value of this liability and the actual amounts paid will be recognized as an adjustment to partners’ capital.
Please refer to Appendix B for a draft of the revised disclosure.

9.
You disclose in footnote (g) that earnings per unit assumes 6,378,132 common units are issued in your planned offering at the closing price on February 22, 2017 of $21.95 per unit. Since it appears that the number of units to be sold and the related offering price are subject to change, please revise to include a sensitivity analysis indicating how your earnings per share would be impacted in the event the number of units issued or related offering price changes. Refer to the guidance in Rule 11-02(b)(8) of Regulation S-X.

Response: The Registrant respectfully notes the Staff’s comment regarding the sensitivity of how historical pro forma earnings per limited partner unit will be impacted by the actual number of units issued in our offering. The Registrant prepared this filing on a preliminary basis in an effort to provide its stakeholders with as much information as possible in advance of the equity offerings and closing of the transactions. At the time of the filing, the Registrant anticipated that the impact of any changes in the ultimate proceeds would not have a material impact on on its pro forma earnings per unit included in the filing. As a result, a preliminary estimated offering price was utilized for purposes of preparing the pro forma financial information. In early May 2017, the Registrant will amend the 8-K to include the actual number of common units and offering price consummated in the equity offering. In addition, the Registrant will update the pro forma earnings per unit calculations to reflect 7,997,715 common units issued in the public offering at a discounted price of $17.505, resulting in total cash consideration of $140,000.

	Year ended December 31,
	2016	2015	2014
Preliminary pro forma earnings per unit:
Net income (loss) per limited partner unit - basic	$(1.52)	$0.67	$2.87
Net income (loss) per limited partner unit - diluted	$(1.52)	$0.67	$2.71

Actual pro forma earnings per unit:
Net income (loss) per limited partner unit - basic	$(1.47)	$0.65	$2.76
Net income (loss) per limited partner unit - diluted	$(1.47)	$0.64	$2.61

10.
Please revise the notes to your pro forma financial information to explain how the net income (loss) attributable to the limited partner’s interest on a historical and pro forma basis was determined for each period presented. Also, please revise the notes to your financial statements to include reconciliations of the numerators and denominators used in computing basic and diluted earnings per limited partner unit for each period presented in your pro forma consolidated statements of operations. Refer to the disclosure requirements in ASC 260-10-50-1(a).

Response: The Registrant respectfully notes the Staff’s comment regarding how the net income attributable to the limited partners’ interest on a historical and pro forma basis was determined for each period. In early May 2017, the Registrant will amend the 8-K to incorporate these disclosures.
Please refer to Appendix C for a draft of the revised disclosure.

* - * - * - * - * - *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 980-6220.
Very truly yours,
HI-CRUSH PARTNERS LP
By:        /s/ Laura C. Fulton, Chief Financial Officer

cc:        Robert E. Rasmus, Chief Executive Officer
Mark C. Skolos, General Counsel

Appendix A - Updated Equity Footnote Information
Net Income per Limited Partner Unit
The following table outlines our basic and diluted, weighted average limited partner units outstanding during the relevant periods:

	Year ended December 31,
	2016	2015	2014
Basic common units outstanding	49,567,268	36,958,988	33,370,020
Potentially dilutive common units	—	191,890	2,413,520
Diluted common units outstanding	49,567,268	37,150,878	35,783,540
For purposes of calculating the Partnership’s earnings per unit under the two-class method, common units are treated as participating preferred units, and the previously outstanding subordinated units were treated as the residual equity interest, or common equity. Incentive distribution rights are treated as participating securities. As the Class B units did not have rights to share in the Partnership’s periodic earnings, whether through participation in its distributions or through an allocation of its undistributed earnings or losses, they were not participating securities. In addition, the conversion of the Class B units into common units was fully contingent upon the satisfaction of defined criteria. As such, until all of the defined payment and earnings criteria were satisfied, the Class B units were not included in our calculation of either basic or diluted earnings per unit. The Class B units were converted into common units on August 15, 2014, at which time income allocations commenced on such units. The sponsor was entitled to receive a per unit distribution on the newly issued common units for the second quarter of 2014 in an amount equal to the per unit distribution to be paid to all the common and subordinated units for the same period. As a result, this distribution was deducted from the calculation of limited partners' interest in net income for the year ended December 31, 2014. In addition, the dilutive effect of 2,332,503 Class B units were included in our calculation of diluted earnings per unit through August 15, 2014.
Diluted earnings per unit excludes any dilutive awards granted (see Note 12 - Unit-Based Compensation) if their effect is anti-dilutive. During the year ended December 31, 2016, the Partnership incurred a net loss and, as a result, all 579,781 of potentially dilutive awards granted and outstanding were excluded from the diluted earnings per unit calculation. Diluted earnings per unit for the years ended December 31, 2015 and 2014, includes the dilutive effect of 191,890 and 81,017, respectively, of awards granted and outstanding at the assumed number of units which would have vested if the performance period had ended at the end of the respective periods.
Distributions made in future periods based on the current period calculation of cash available for distribution are allocated to each class of equity that will receive such distributions. Any unpaid cumulative distributions are allocated to the appropriate class of equity.
Each period the Partnership determines the amount of cash available for distributions in accordance with the partnership agreement. The amount to be distributed to limited partner unitholders and incentive distribution rights holders is subject to the distribution waterfall in the partnership agreement. Net earnings or loss for the period are allocated to each class of partnership interest based on the distributions to be made.
The following tables provide a reconciliation of net income (loss) and the assumed allocation of net income (loss) under the two-class method for purposes of computing net income (loss) per limited partner unit for the years ended December 31, 2016, 2015 and 2014 (in thousands, except per unit amounts):

	Year Ended December 31, 2016
	General Partner and IDRs	Limited Partner Units	Total
Declared distribution	$—	$—	$—
Assumed allocation of distributions in excess of loss	—	(84,519)	(84,519)
Add back recast income attributable to Blair through August 31, 2016	—	(279)	(279)
Add back recast losses attributable to Whitehall and Other Assets	—	3,485	3,485
Assumed allocation of net loss	$—	$(81,313)	$(81,313)

Loss per limited partner unit - basic		$(1.64)
Loss per limited partner unit - diluted		$(1.64)

	Year Ended December 31, 2015
	General Partner and IDRs	Limited Partner Units	Total
Declared distribution	$1,311	$42,502	$43,813
Assumed allocation of distributions in excess of earnings	—	(16,091)	(16,091)
Add back recast losses attributable to Blair	—	2,619	2,619
Add back recast income attributable to Whitehall and Other Assets	—	(2,076)	(2,076)
Assumed allocation of net income	$1,311	$26,954	$28,265

Earnings per limited partner unit - basic		$0.73
Earnings per limited partner unit - diluted		$0.73

	Year Ended December 31, 2014
	General Partner and IDRs	Common Units	Subordinated Units	Class B Units	Total
Declared distribution	$2,174	$51,774	$32,737	$2,156	$88,841
Assumed allocation of undistributed net income attributable to the Partnership	12,367	9,268	9,465	—	31,100
Limited partners’ interest in net income	$14,541	$61,042	$42,202	$2,156	$119,941
Recast adjustments to include the results of operations of Hi-Crush Augusta LLC and income attributable to non-controlling interest					3,129
Add back recast losses attributable to Blair					(105)
Add back recast income attributable to Whitehall and Other Assets					10,976
Net income attributable to Hi-Crush Partners LP					$133,941
Earnings per unit - basic		$3.09	$3.09
Earnings per unit - diluted (a)		$3.00	$3.00
(a) Diluted earnings per unit includes the impact of income allocations attributable to a conversion of the Class B units into common units through conversion to common units on August 15, 2014.

Appendix B - Example Disclosure of Sensitivity Analysis of Changes in Contingent Consideration
7. Commitments and Contingencies
Contingent Consideration
As described in Note 3 - Acquisitions, the Partnership may pay the sponsor up to $10,000 and $65,000 of contingent consideration related to the Blair Contribution and the Whitehall Contribution, respectively.  The payments are based on achievement of certain levels of Adjusted EBITDA in 2017 and 2018.  Achievement of these threshold levels of Adjusted EBITDA, as defined in each of the contribution agreements, will be dependent on the quantity of volumes sold and related prices, which are forecasted at levels above current market prices.  The Partnership’s ability to meet such thresholds will be affected by events and circumstances beyond its control.  If market or other economic conditions remain the same or deteriorate, the thresholds may not be met. If the thresholds are not attained during each of the contingency periods, no payment will be owed to the sponsor.  A 10% increase or decrease in the achievement of Adjusted EBITDA for the measurement periods could result in a range of potential payments under these arrangements which could differ from the estimated fair value of the liabilities currently reflected in the accompanying financial statements.  The following table outlines the fair value reflected in the financial statements, the range of minimum and maximum undiscounted payments, and a sensitivity calculation of what the current fair value would be based on achieving Adjusted EBITDA levels 10% above or below the Partnership’s current forecasted results.  Based on the significant estimates and assumptions included in the analysis, actual results could differ from these estimates.

		Undiscounted Payments		Sensitivity Analysis
Transaction	Carrying Value of Liability	Minimum	Maximum	-10% Adjusted EBITDA	+10% Adjusted EBITDA
Blair Contribution	$5,000	$—	$10,000	$xxx	$xxx
Whitehall Contribution	$xxx	$—	$65,000	$xxx	$xxx

Appendix C - Example Disclosure of Updates to Earnings Per Unit Tables
Recast Financial Results
The following tables present, on a supplemental basis, our recast revenues, net income (loss), net income (loss) attributable to Hi-Crush Partners LP, and net income (loss) per limited partner unit giving effect to the Augusta Contribution, Blair Contribution and Whitehall Contribution, as reconciled to the revenues, net income (loss), net income (loss) attributable to Hi-Crush Partners LP, and net income (loss) per limited partner unit.

	Year Ended December 31, 2016
	Partnership Historical	Blair through August 31, 2016	Whitehall and Other Assets	Eliminations	Partnership Recast (Supplemental)
Revenues	$204,430	$13,761	$8,275	$(22,036)	$204,430
Net income (loss)	$(81,412)	$716	$(3,778)	$(45)	$(84,519)
Net income (loss) attributable to Hi-Crush Partners LP	$(81,313)	$716	$(3,877)	$(45)	$(84,519)
Net loss per limited partner unit - basic	$(1.64)				$(1.71)

	Year Ended December 31, 2015
	Partnership Historical	Blair	Whitehall and Other Assets	Eliminations	Partnership Recast (Supplemental)
Revenues	$339,640	$—	$33,217	$(33,217)	$339,640
Net income (loss)	$28,410	$(2,619)	$1,645	$286	$27,722
Net income (loss) attributable to Hi-Crush Partners LP	$28,265	$(2,619)	$1,790	$286	$27,722
Net income per limited partner unit - basic	$0.73				$0.71

	Year Ended December 31, 2014
	Partnership Historical	Augusta	Blair	Whitehall and Other Assets	Eliminations	Partnership Recast (Supplemental)
Revenues	$365,347	$25,356	$—	$23,705	$(27,861)	$386,547
Net income (loss)	$120,484	$11,398	$(105)	$10,620	$(8,456)	$133,941
Net income (loss) attributable to Hi-Crush Partners LP	$119,529	$11,398	$(105)	$11,575	$(8,456)	$133,941
Net income per limited partner unit - basic	$3.09					$3.30